EXHIBIT 8

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation

1. Easy Park Ltd	Israel

2. Easy Park Israel Ltd.	Israel

3. Soft Chip Technologies (3000) Ltd.	Israel

4. OTI America, Inc.	Delaware, United States of America

5. InSeal SAS	France

6. OTI Africa, Inc.	South Africa

7. ASEC Spolka Akcyjna	Poland

8. Millennium Cards Technology Limited	Hong Kong, China

9. Millennium Cards Technology Limited	Shenzhen, China

10. InterCard Systemelectronic GmbH	Germany